

08024576

FORM 11-K

FOR ANNUAL REPORTS OF EMPLOYEE STOCK PURCHASE, SAVINGS
AND SIMILAR PLANS PURSUANT TO SECTION 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934

[x] ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES
EXCHANGE ACT OF 1934

For the fiscal year ended July 31, 2007

OR

[   ] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES
EXCHANGE ACT OF 1934

For the transition period from _____ to _____

Commission file number 1-16681

LACLEDE GAS COMPANY
WAGE DEFERRAL SAVINGS PLAN

THE LACLEDE GROUP, INC.
720 OLIVE STREET
ST. LOUIS, MO 63101

Page 1 of 17

Financial Statements and Exhibit

(a)   Financial Statements and Report of Independent
       Registered Public Accounting Firm   Page No.

(b)   Exhibit

           Consent of Independent Registered Public
               Accounting Firm - BKD, LLP
           Consent of Deloitte & Touche LLP
           Opinion of Deloitte & Touche LLP

                           SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934,
the Company has duly caused this annual report to be signed on its
behalf by the undersigned hereunto duly authorized.

                                    LACLEDE GAS COMPANY
                                    WAGE DEFERRAL SAVINGS PLAN
                                         (Registrant)

                              BY   Richard A. Skau
                                    ─────────────────────────────
                                    Richard A. Skau,
                                    Senior Vice President -
                                    Human Resources

Date: January 25, 2008

LACLEDE GAS COMPANY
WAGE DEFERRAL SAVINGS PLAN

Financial Statements as of and for the Years Ended
July 31, 2007 and 2006, Supplemental Schedule as of
July 31, 2007 and Report of Independent Registered
Public Accounting Firm



LACLEDE GAS COMPANY
WAGE DEFERRAL SAVINGS PLAN

Certain Supplemental Schedules required by the rules and regulations of the Department of Labor are omitted because of the absence of conditions under which they are required.

F – 1



Report of Independent Registered Public Accounting Firm

401(k) Investment Review Committee
Laclede Gas Company Wage Deferral Savings Plan
St. Louis, Missouri

We have audited the accompanying statement of net assets available for benefits of Laclede Gas Company Wage Deferral Savings Plan as of July 31, 2007, and the related statement of changes in net assets available for benefits for the year then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audit. The financial statements of Laclede Gas Company Wage Deferral Savings Plan as of and for the year ended July 31, 2006, were audited by other accountants whose report dated January 19, 2007, expressed an unqualified opinion on those statements.

We conducted our audit in accordance with auditing standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the 2007 financial statements referred to above present fairly, in all material respects, the net assets available for benefits of Laclede Gas Company Wage Deferral Savings Plan as of July 31, 2007, and the changes in its net assets available for benefits for the year then ended in conformity with accounting principles generally accepted in the United States of America.

The accompanying supplemental schedule of assets (held at end of year) is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in the audit of the 2007 basic financial statements and, in our opinion, is fairly stated, in all material respects, in relation to the 2007 basic financial statement taken as a whole.

BKD, LLP

St. Louis, Missouri
January 24, 2008

Federal Employer Identification Number: 44-0160260

501 N. Broadway, Suite 600   St. Louis, MO 63102-2102   314 231-5544   Fax 314 231-9731

bkd.com   Beyond Your Numbers

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MEMBER
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- 5 -   F - 2

LACLEDE GAS COMPANY
WAGE DEFERRAL SAVINGS PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
JULY 31, 2007 AND 2006

	2007	2006
CASH	$ -	$ 3,379
INVESTMENTS	122,418,233	115,235,986
CONTRIBUTIONS RECEIVABLE:		
Employee Contributions	218,351	208,636
Employer Contribution	80,915	77,089
Total Contributions Receivable	299,266	285,725
ACCRUED INCOME	-	32,002
NET ASSETS AVAILABLE FOR BENEFITS	$ 122,717,499	$ 115,557,092

See notes to financial statements.

LACLEDE GAS COMPANY
WAGE DEFERRAL SAVINGS PLAN

STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
YEARS ENDED JULY 31, 2007 AND 2006

	2007	2006
ADDITIONS:		
CONTRIBUTIONS:		
Employee	$ 4,929,377	$ 5,054,937
Employer	1,827,170	1,865,553
	6,756,547	6,920,490
INVESTMENT INCOME:		
Interest and dividends	2,340,656	2,073,152
Net appreciation in fair value of investments	5,905,532	3,690,046
	8,246,188	5,763,198
TOTAL ADDITIONS	15,002,735	12,683,688
DEDUCTIONS:		
DISTRIBUTIONS TO PARTICIPANTS	7,190,678	6,512,703
NET TRANSFERS TO OTHER PLANS	651,650	1,075,912
TOTAL DEDUCTIONS	7,842,328	7,588,615
INCREASE IN NET ASSETS AVAILABLE FOR BENEFITS	7,160,407	5,095,073
NET ASSETS AVAILABLE FOR BENEFITS:		
BEGINNING OF YEAR	115,557,092	110,462,019
END OF YEAR	$ 122,717,499	$ 115,557,092

See notes to financial statements.

F – 4

LACLEDE GAS COMPANY
WAGE DEFERRAL SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS
YEARS ENDED JULY 31, 2007 AND 2006

1.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting – The accompanying financial statements of the Laclede Gas Company Wage Deferral Savings Plan (the "Plan") have been prepared on the accrual basis.

Investment Valuation and Income Recognition – The Plan's investments in the various funds are stated at the market value of the underlying assets, which are determined by quoted market prices. Participant loans are valued at the outstanding loan balance. Purchases and sales of securities are recorded on a trade-date basis. Interest and dividend income are recorded on the accrual basis.

Use of Estimates – The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires the Plan sponsor to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amount of additions and deductions during the reporting period. Actual results could differ from those estimates.

The investment funds consist of various securities including U.S. Government securities, corporate debt instruments, and corporate stocks. Investment securities, in general, are exposed to various risks, such as interest rate, credit, and overall market volatility. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the amounts reported in the statements of net assets available for benefits.

Administrative Expenses – The administrative cost of the Plan is paid by Laclede Gas Company (the "Company"), the Plan sponsor.

Benefits Payable – Benefits are recorded when paid. There were no distributions payable to Plan participants as of July 31, 2007 and 2006.

F - 5

2. **INFORMATION REGARDING THE PLAN**

The following description pertains to the Plan as in effect during the years ended July 31, 2007 and 2006 and is provided for informational purposes only. In case of conflict or discrepancy with the Plan text, the Plan text governs.

General – The Plan is a defined contribution plan which covers collectively bargained employees of the Company, provided they meet the prescribed eligibility requirements. The trustee of the Plan is Wachovia Retirement Services; Wachovia acquired the recordkeeping business of Ameriprise Trust Company, the previous trustee, effective April 1, 2007. The Company is the Plan administrator. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 ("ERISA").

Eligibility – To be eligible to participate in the Plan, an employee must be a member of a collective bargaining unit, complete one year of service and attain the age of 21.

Contributions – The Plan provides for voluntary employee contributions subject to certain Internal Revenue Code ("IRC") limitations, up to 75% of the participant's compensation. Participants who attain age fifty by each December 31 are permitted to make additional contributions (catch-up contributions) as permitted by the IRC. Employee contributions up to 8% of a participant's compensation are matched one-half by the company. Participants may change the amount of their contributions monthly as of the first payroll date of any month.

Vesting – Participant and Company matching contributions are immediately 100% vested.

Investment Options – Contributions to the Plan are invested in one or more of nine investment funds at the option of the employee. A minimum of 1% of the employee's contribution must be directed into each fund selected.

The nine available investment funds are:
- Laclede Group, Inc. – ESOP (also known as Laclede Group, Inc. Common Stock Fund)
- Northern Trust Global Investments Russell 2000 Index Fund
- RiverSource Trust Equity Index Base Fund
- RiverSource Trust Bond Fund
- RiverSource Trust Money Market Fund I
- RiverSource Trust Short-Term Horizon Fund 25:75
- RiverSource Trust Medium-Term Horizon Fund 50:50
- RiverSource Trust Long-Term Horizon Fund 65:35
- RiverSource Trust Long-Term Horizon Fund 80:20

F - 6

Employee Stock Ownership Plan –The Laclede Group, Inc. Employee Stock Ownership Plan (ESOP) constitutes a separate portion of the Plan, not a separate plan. Prior to February 14, 2007 employee contributions were invested in the Laclede Group, Inc. Common Stock Fund and were periodically swept into the ESOP; beginning that date, employee contributions are made directly into the ESOP. A participant may elect to receive dividends on the ESOP shares paid in cash directly to him. The election to receive cash dividends shall remain in effect until changed by the participant. Dividends not paid in cash to the participant are reinvested under the terms of the Plan.

Participant Accounts – In addition to the employee and Company matching contributions, each participant's account is credited with an allocation of Plan earnings or charged with an allocation of the Plan losses, based on participant account balances, as defined in the Plan document.

Loans to Participants – Participants may borrow against their individual account balances a minimum of $500 up to 50% of their account balance, as long as the loan amount does not exceed $50,000, less the highest outstanding loan balance over the past 12 months (if any). Loans are taken from investment accounts in the same proportion as the investment funds bear to each other. The maximum repayment period is 234 weeks, except for primary residence loans, which have a maximum repayment period of 494 weeks. Loans are secured by the balance in the participant's account and bear interest at a rate comparable to the rate charged by commercial lenders for similar loans. Principal and interest are repaid in level payments through payroll deductions. Interest rates on participant loans ranged from 5.00% to 12.00% at July 31, 2007.

Payment of Benefits – Distributions are generally made to participants upon separation from service due to retirement, termination of employment, death, or total and permanent disability. Participants aged 59-1/2 years or older may elect a distribution of their entire account. Distributions ordinarily are made in single lump-sum cash payments; however, participants in The Laclede Group, Inc. - ESOP may elect to receive their distribution in the form of shares, with the value of fractional shares distributed in cash. Active employees who suffer a financial hardship and cannot obtain funds from other resources, including a loan from the Plan, may apply for a hardship withdrawal. Hardship withdrawals are subject to approval by the Plan administrator and are limited to the participant's elective deferrals, plus related earnings as of December 31, 1988, less amounts of previous hardship distributions.

F - 7

Transfers – The accounts for those Participants in the Plan who remain employees of the Company, but who are no longer covered by a collective bargaining agreement, are transferred to the Laclede Gas Company Salary Deferral Savings Plan. Similarly, the accounts of those participants not covered by a collective bargaining agreement, but who later become covered by such an agreement, are transferred to the applicable Company defined contribution plan. Such transfers are reflected as a net amount in the included Statements of Changes in Net Assets.

3. INVESTMENTS

The following table presents the fair values of investments that represent 5% or more of the Plan's net assets:

	2007	2006
Laclede Group, Inc. – ESOP (also known as Laclede Group, Inc. Common Stock Fund) (2,723,956.342 and 2,534,693.048 units, respectively)	$33,237,715	$34,710,087
RiverSource Trust Equity Index Base Fund (950,534.265 and 1,010,287.011 units, respectively)	46,118,021	42,218,884
Northern Trust Global Investments Russell 2000 Index Fund (15,505.708 and 15,939.984 units, respectively)	14,209,291	13,010,597
RiverSource Trust Bond Fund (82,749.440 and 82,059.470 units, respectively)	7,181,245	6,623,184
RiverSource Trust Money Market Fund I (8,699,348.797 and 8,070,945.780 units, respectively)	8,855,067	8,070,946

During 2007 and 2006, the Plan's investments (including gains and losses on investments bought, sold, as well as held during the year) appreciated/ (depreciated) by $5,905,532 and $3,690,046 respectively, as follows:

F - 8

	2007	2006
Laclede Group, Inc. – ESOP (also known as Laclede Group, Inc. Common Stock Fund)	$(3,847,034)	$ 590,098
RiverSource Trust Equity Index Base Fund	6,695,014	2,203,704
RiverSource Trust Bond Fund	510,342	136,021
Northern Trust Global Investments Russell 2000 Index Fund	1,624,011	513,918
RiverSource Trust Short-Term Horizon Fund 25:75	54,171	16,523
RiverSource Trust Medium-Term Horizon Fund 50:50	126,592	44,606
RiverSource Trust Long-Term Horizon Fund 65:35	245,670	66,949
RiverSource Trust Long-Term Horizon Fund 80:20	496,766	118,227

4. **TAX STATUS**

The Plan obtained its latest determination letter dated June 5, 2003, in which the Internal Revenue Service stated that the Plan, as then designed, was in compliance with the applicable requirements of the IRC. In addition, the Internal Revenue Service issued a compliance statement in response to a filing by the Plan administrator for voluntary compliance. The compliance statement dated December 15, 2006 constitutes an enforcement resolution with respect to the failure to timely amend the Plan. The Plan administrator believes that the Plan is designed and is being operated in compliance with the applicable requirements of the IRC and that, as of July 31, 2007, the Plan continues to qualify under Section 401(a) of the IRC. As such, the Plan will not be subject to tax under income tax laws, and contributions and earnings will not be taxable to participants until such amounts are withdrawn or received in a distribution. Therefore, no provision for income taxes has been included in the Plan's financial statements.

5.   PLAN TERMINATION

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions set forth in ERISA.

6.   RELATED PARTIES

Certain Plan investments were units of funds managed by Ameriprise Trust Company. Ameriprise Trust Company was the previous trustee as defined by the Plan; therefore, these transactions qualified as party-in-interest transactions. Fees paid by the Plan for investment management services were included as a reduction of the return earned on each fund.

Wachovia Retirement Services acquired the defined contribution recordkeeping business of Ameriprise Trust Company. Effective April 1, 2007, Wachovia became the trustee of the Plan as a result of its purchase of Ameriprise.

At July 31, 2007 and 2006, the Plan held 2,723,956.342 and 2,534,693.048 units, respectively, of common stock of The Laclede Group, Inc., the parent of the sponsoring employer, with a market basis of $33,237,715 and $34,710,087, respectively. During the years ended July 31, 2007 and 2006, the Plan received dividend income of $1,442,949 and $1,381,911, respectively.

F - 10

LACLEDE GAS COMPANY
WAGE DEFERRAL SAVINGS PLAN

SCHEDULE OF ASSETS (HELD AT END OF YEAR)
(FORM 5500, SCHEDULE H, LINE 4i)
July 31, 2007

(a)	(b) Identity of issue, borrower, lessor or similar party	(c) Description of investment including maturity date, rate of interest, collateral, par or maturity value	(d) Cost	(e) Current Value
*	Laclede Group, Inc. Common Stock Fund	Company stock fund (2,723,956.342 units)		$ 33,237,715
*	RiverSource Trust Equity Index Base Fund	Common/collective trust (950,534.265 units)		46,118,021
	Northern Trust Global Investments Russell 2000 Index Fund	Common/collective trust (15,505.708 units)		14,209,291
*	RiverSource Trust Bond Fund	Common/collective trust (82,749.440 units)		7,181,245
*	RiverSource Trust Money Market Fund I	Common/collective trust (8,699,348.797 units)		8,855,067
*	RiverSource Trust Short - Term Horizon Fund 25:75	Common/collective trust (41,567.835 units)		983,412
*	RiverSource Trust Medium - Term Horizon Fund 50:50	Common/collective trust (66,605.843 units)		2,024,485
*	RiverSource Trust Long - Term Horizon Fund 65:35	Common/collective trust (105,779.711 units)		1,697,024
*	RiverSource Trust Long - Term Horizon Fund 80:20	Common/collective trust (109,120.707 units)		3,712,505
*	Loans to Participants	Loans to participants (4,399,468.330 units) Interest rate 5.00% - 12.00%		4,399,468
			Total	$ 122,418,233

* Party-in-interest.

F - 11



Consent of Independent Registered Public Accounting Firm

We consent to the incorporation by reference in the Registration Statement (Form S-8 No. 333-90254) pertaining to the Laclede Gas Company Wage Deferral Savings Plan, of our report dated January 24, 2008, with respect to the financial statements of the Laclede Gas Company Wage Deferral Savings Plan included in this Annual Report (Form 11-K) for the year ended July 31, 2007.

BKD, LLP

St. Louis, Missouri
January 24, 2008





Deloitte & Touche LLP
Suite 300
100 South 4th Street
St. Louis, MO 63102-1821
USA

Tel: +1 314 342 4900
Fax: +1 314 342 1100
www.deloitte.com

EXHIBIT TO FORM 11-K (Wage Deferral Savings Plan)

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the incorporation by reference in Registration Statement No. 333-90254 on Form S-8 of our report dated January 19, 2007, relating to the financial statements of Laclede Gas Company Wage Deferral Savings Plan as of and for the year ended July 312006, appearing in this Annual Report on Form 11-K of Laclede Gas Company Wage Deferral Savings Plan for the year ended July 31, 2007.

Deloitte & Touche LLP

St. Louis, MO
January 24, 2008



Deloitte & Touche LLP
Suite 300
100 South 4th Street
St. Louis, MO 63102-1821
USA

Tel: +1 314 342 4900
Fax: +1 314 342 1100
www.deloitte.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Laclede Gas Company
Wage Deferral Savings Plan
Saint Louis, MO

We have audited the accompanying statement of net assets available for benefits of Laclede Gas Company Wage Deferral Savings Plan (the "Plan") as of July 31, 2006 and the related statement of changes in net assets available for benefits for the year then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of July 31, 2006, and the changes in net assets available for benefits for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Deloitte + Touche LLP

January 19, 2007

END